Exhibit (k)(6)

SERVICES AGREEMENT

This Services Agreement (“Agreement”), by and between Vigilant Compliance, LLC, with an address at Brandywine Two, 5 Christy Drive, Suite 208, Chadds Ford, Pennsylvania 19317 (“Vigilant”), and Wildermuth Endowment Strategy Fund (the “Fund”), with an address at 11525 Park Woods Circle, Alpharetta, Georgia 30005.

Background

A.	The Fund agrees to contract with Vigilant to provide Services (as such term is defined in Section 1 below) to Fund, which will include providing a qualified and competent individual to serve as Chief Compliance Officer of the Fund (“CCO”) for purposes of the Fund’s compliance with SEC Rule 38a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

B.	Vigilant agrees to provide Services to the Fund, subject to the terms and conditions hereof.

Terms

In consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.	Services. Salvatore Faia agrees to provide to the Fund the following services (the “Services”):

(a)	Vigilant shall provide Salvatore Faia or other Vigilant Director to serve as CCO of the Fund to assist the Fund in meeting its compliance obligations pursuant to Rule 38a-1 under the 1940 Act. Vigilant hereby represents and warrants that Salvatore Faia or any other individual provided to serve as CCO under the terms of this agreement is qualified and competent to act in such capacity; and

(b)	Vigilant agrees to prepare for the Board of Trustees of the Fund (the “Board”), no less frequently than annually, a written report to the Board (“Report”) which addresses at a minimum: (1) the operation and effectiveness of the policies and procedures of the Fund and Service Providers pursuant to Rule 38a-1 under the 1940 Act (the “Policies and Procedures”) since the date of the last Report to the Board; (2) any material changes to the Policies and Procedures since the date of the last Report; (3) any recommendations for material changes to the Policies and Procedures as a result of the annual review; and (4) any material compliance matters since the date of the last Report. For purposes of this Agreement, the term “Service Provider” shall mean each of the following service providers retained by the Fund: the Fund’s investment adviser, Fund accountant, transfer agent, and principal underwriter; and

(c)	At the Fund’s request, Vigilant will provide Salvatore Faia and other Vigilant Director to serve as the Anti-Money Laundering Officer for the Fund to assist the Fund in meeting its anti-money laundering (“AML”) and customer identification program (“CIP”) compliance obligations under the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and all applicable regulations. The duties of the Anti-Money Laundering Officer, include, but are not limited to: (1) monitoring the performance of the Fund’s service providers in assisting the Fund in meeting its AML and CIP obligations; (2) reviewing any independent testing of AML and CIP procedures adopted by the Fund and/or its Service Providers; (3) discussing and reviewing any issues relating to suspicious activities with management of the Fund, legal counsel to the Fund, and personnel of the Fund’s Service Providers assisting the Fund in meeting its AML and CIP obligations; (4) modifying the Fund’s AML and CIP policies and procedures as needed; (5) reviewing AML and CIP issues as they arise for the Fund; and (6) reviewing AML and CIP reports produced for the Fund by the Service Providers. The fee to serve as AML Officer is $300 per month.

2.         Staff. Fund shall provide reasonable staff support to perform certain subsidiary duties delegated by the CCO to Fund personnel.

3.         Term. The term shall commence on the effective date of this Agreement and shall continue in effect until one year from the date thereof, and shall thereafter automatically renew in one year increments unless earlier terminated by (a) the Fund upon sixty (60) days’ prior written notice to Vigilant after the initial term, and (b) Vigilant upon sixty (60) days’ prior written notice to the Fund after the initial term.

4.         Fees and Expenses. Fund shall pay Vigilant a monthly fee as set forth below.

(a) Chief Compliance Officer Fee. As compensation for Vigilant’s provision of Services specified in Section 1(a) and (b) above, the Adviser shall pay Vigilant a one-time start up fee of $5,000 set up on Vigilant’s system. Thereafter, the Adviser shall pay Vigilant $2,167 per month payable quarterly in advance for the initial 6 months and thereafter $3,167 per month payable quarterly in advance of the preceding quarter for gross assets of up to $50 million.

For gross assets up to $50 million, the fees below will apply:

Gross Assets	Monthly Fee	Schedule
Less $50 million	$2,167	1-6 months
Up to $50 million	$3,167	7-12 months
Between $50 million and $100 million	$4,167
Between $100 million and $150 million	$4,300
Between $150 million and 250 million	$4,600
Between $250 million and $350 million	$4,900

For gross assets above $350 million, add $300 per month to the monthly fee for increments of $150 million. The above rate will increase by 3% annually.

SEC response time will be separately billed on an hourly basis for additional time at a rate of $425.00 per hour. “SEC response time” includes the CCO’s actions and responses to SEC examinations, audits, inquiries, and other non-routine SEC response matters.

(b) Code of Ethics Monitoring. Vigilant will obtain necessary Code of Ethics documentation, as needed, from the Fund’s Independent Directors.

(c) Expenses. The Fund will pay reasonable out of pocket and travel expenses incurred Vigilant in the performance of its duties under this Agreement, which include, but are not limited to, Federal Express and overnight mail services, parking, tolls, train, air and related travel expenses, mileage (at the standard allowable mileage rate) and copying charges (copying charges will be charged for larger copy items, such as the annual report or other large copying (prospectuses, compliance manuals etc.), as well as other common business out of pocket expenses.

5.         Insurance Coverage. Salvatore Faia will be covered by the Fund’s Errors and Omissions and/or Officers and Directors insurance as an officer of the Fund, which insurance shall be at the same levels and upon the same terms of coverage as the coverage for the Fund’s other officers.

6.         Liability; Indemnification. The Fund shall indemnify and hold harmless Gerald Scarpati, and other Vigilant Director performing services for the Fund hereunder in his/her capacity as an officer of the Fund to the same degree the Fund’s other directors and officers are indemnified and to the extent permitted by applicable law. The Fund shall indemnify and hold harmless Salvatore Faia, Vigilant, its employees, and agents (collectively “Vigilant”) from all actual claims, actual liabilities, reasonable attorneys’ fees, actual judgments, actual expenses and actual charges (collectively “Losses”) in connection with the performances of services herein. In no event shall any party be liable for special, consequential, exemplary or punitive damages. The liability of Vigilant shall in no event exceed the gross annual fee for CCO services paid to Vigilant in the preceding year, regardless of the claim or legal theory set forth by any party.

7.          Changes in CCO During the Term of the Agreement.

(a)     Removal of CCO. If Vigilant wishes to dismiss the CCO under the terms of Vigilant’s arrangement with the CCO, Vigilant shall present its plan of action to Fund prior to taking such action.  Under such circumstances, Vigilant may, at its own discretion, offer to present another CCO candidate to Fund that would work through Vigilant.  If Fund approves the new CCO, this Agreement would continue as amended to reflect the new CCO.  If Fund chooses to engage its own CCO as a result of Vigilant dismissing the CCO under this Agreement, this Agreement shall terminate immediately, and Fund shall pay Vigilant only for fees and out of pocket expenses accrued up to the point in time when Fund’s new CCO officially assumes responsibility.  Further, it is mutually agreed and understood that, if Fund chooses to engage its own CCO as a result of Vigilant dismissing the CCO under this Agreement, this Agreement shall terminate immediately by mutual agreement.

(b)     Resignation by CCO. If the CCO voluntarily resigns, at the discretion of both parties, Vigilant may present an alternative CCO candidate for Fund’s consideration and approval to continue to perform the duties set forth under this Agreement.  If Fund chooses to end its relationship with Vigilant as a result of such voluntary resignation by the CCO, this Agreement shall terminate immediately, and Fund shall pay Vigilant only for fees and out of pocket expenses accrued up to the point in time when Fund’s new CCO officially assumes responsibility.

(c)     CCO unable to Perform.  In the event the CCO is unable to perform his duties for a period of time due to unforeseen sickness or disability, Vigilant shall present its plan of action to Fund.  Under such circumstances, Vigilant may, at its own discretion, offer to present another CCO candidate to Fund that would work through Vigilant.  If Fund approves the new CCO, this Agreement would continue as amended to reflect the new CCO.  If Fund chooses to engage its own CCO as a result of such inability to perform, this Agreement shall terminate immediately, and Fund shall pay Vigilant only for fees and out of pocket expenses accrued up to the point in time when Fund’s new CCO officially assumes responsibility.

8.         Taxes. Vigilant shall be responsible for compliance with all local, state and federal rules, laws and regulations applicable to Services and payment of all taxes, such as income, unemployment, social security and other similar taxes, applicable to Services.

9.         Additional Advisers. If the Fund materially modifies its business or adds Sub-Advisers, the parties will in good faith negotiate a new fee to the extent the fee is not already established.

10.       Cooperation. The Fund will use commercially reasonable efforts to secure the cooperation of its officers and Service Providers, and will use its best efforts to cause such parties to provide requested information to Vigilant in a prompt manner.

11.       Consultations with Counsel. Salvatore Faia and other Vigilant Director shall be permitted to consult counsel to the Fund at the cost of the Fund relating to Fund matters should such consultation become necessary.

12.       Other Service Providers. Vigilant acknowledges that the Fund may engage various entities as Service Providers, and the services required to be performed pursuant to the Fund’s contract therewith shall continue to be performed by such Service Providers as determined by the Fund. The Fund may also make changes related to the Service Providers, but such changes will not be deemed to impose additional duties upon the CCO.

13.       Breach. If Vigilant fails to deliver the specific services set forth herein and acts in a negligent manner, Vigilant shall be given thirty (30) days written notice to cure. If Vigilant fails to cure within thirty (30) days after written notice to Vigilant, the Fund shall have the right to terminate this Agreement.

14.       Documents and Records. The Fund shall be responsible for maintaining all books and records of the Fund as required by the 1940 Act and other applicable laws.

15.       Work Product and Intellectual Property Rights. All work performed at the direction of the Fund and its officers, shall be the property of the Fund and the Fund shall have a right to copy and reproduce such and to provide it to others as required by the Fund’s business under relevant laws and regulations including the 1940 Act, and Vigilant shall have a non-exclusive license to use such (“Work Product”). All ideas, improvements, concepts, inventions, discoveries, developments, innovations, software, designs, processes or other works of authorship, made, conceived or developed by Vigilant or otherwise produced by Vigilant in performance of this Agreement (“Intellectual Property”) shall remain the property of Vigilant, regardless of whether or not such Intellectual Property is protectable by patent, trademark, copyright, trade secret or other applicable law. Vigilant shall also be entitled to such Work Product and the right to use or reuse such materials in connection with servicing the Fund, or other unaffiliated funds in the business of Vigilant.

16.       Confidentiality.

(a)	All information of or pertaining to Fund or any of its affiliates, whether stored on computer disk or as electronic media, to which Vigilant is given access or otherwise obtains in the course of its provision of the Services under this Agreement is referred to as “Confidential Information.” Confidential Information shall include, but not be limited to, all information relating to the Services and all technology, know-how, processes, trade secrets, contracts, proprietary information, historical and projected financial information, business strategies, operating data and organizational and cost structures, product descriptions, pricing information, loan information, credit information and policies, and customer information (which includes, without limitation, names, addresses, telephone numbers, account numbers, demographic, financial and transactional information) or customer lists, whether received before or after the date hereof.

(b)	Vigilant shall hold all Confidential Information in confidence and shall not disclose any Confidential Information to any person, unless otherwise permitted hereunder and Vigilant shall not use any such Confidential Information for purposes other than in connection with the Services; provided, however, that Vigilant will be permitted, without Fund’s prior written consent, to disclose Confidential Information on a need-to-know basis to those third parties who are engaged by the Fund or in connection with the Services.

(c)	If Vigilant becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, Vigilant may disclose such Confidential Information to the extent legally required; provided, however, that Vigilant , unless prevented by regulatory authorities from doing so, shall (i) first notify the Fund of such legal process, unless such notice is prohibited by statute, rule or court order, (ii) attempt to obtain the Fund’s consent to such disclosure, and (iii) in the event consent is not given, agree to permit a motion to quash, or other similar procedural step, to frustrate the production or publication of information. In making any disclosure under such legal process, the parties agree to use commercially reasonable efforts to preserve the confidential nature of such information. Nothing herein shall require Vigilant to fail to honor a subpoena, court or administrative order, or other legal requirement on a timely basis.

(d)	With the exception of customer information of the Fund and its affiliates, which shall be protected in all circumstances, no information shall be within the protection of this Agreement where such information: (i) is or becomes publicly available through no fault of the Vigilant; (ii) is made public by the Adviser or Fund without restriction; or (iii) is rightly obtained from a third party not subject to confidentiality restrictions.

17.       Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Pennsylvania, without respect to principles regarding conflicts of law.

18.       Severability; No Waiver. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision. If any provision of this Agreement is deemed invalid or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect. No delay or omission on the part of a party to this Agreement in exercising any right hereunder shall operate as a waiver thereof or of any other right.

19.       Entire Agreement; Assignment. This is the entire Agreement between the parties with regard to the Services. This Agreement shall be deemed modified, without the necessity of further signature, upon modification made by the Board of Trustees of the Fund, and accepted by Vigilant.

20.       Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

21.       Non-exclusivity. This Agreement is not exclusive and the Fund recognizes that Vigilant may provide similar services to other persons or entities.

22.       No Partnership. This Agreement is not intended to constitute, create, give effect to or otherwise recognize a partnership, joint venture, or other form of business organization of any kind and the rights and obligations of the Fund and Vigilant shall be only those expressly set forth herein.

23.       Third Party Beneficiary. The parties understand and agree that there are no third party beneficiaries to this Agreement.

Vigilant Compliance, LLC	Wildermuth Endowment Strategy Fund

By:	By:
Salvatore Faia	Name:
President	Title:
Dated:	Dated:

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